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EXHIBIT 99.2

 PROXY

PROXY, solicited by management, for the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited to be held on April 16, 2015.

The undersigned shareholder of Fairfax Financial Holdings Limited hereby appoints V. Prem Watsa, Chairman and Chief Executive Officer, or failing him, Eric P. Salsberg, Vice President, Corporate Affairs and Corporate Secretary, (or in lieu thereof                                                     ) as proxy, in respect of all of the subordinate voting shares held by the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders to be held on April 16, 2015 and at any adjournment or postponement thereof in the manner specified below upon the following matters:

1)
Election of Directors (Mark either [For] or [Withhold]: "Withhold" means withhold from voting)

	FOR	WITHHOLD		FOR	WITHHOLD
Anthony F. Griffiths	—	—	Timothy R. Price	—	—
Robert J. Gunn	—	—	Brandon W. Sweitzer	—	—
Alan D. Horn	—	—	Benjamin P. Watsa	—	—
John R.V. Palmer	—	—	V. Prem Watsa	—	—
2)
Appointment of Auditor (Mark either [a] or [b])

  [a]
            for the appointment of auditor; or

  [b]
            withhold from voting.

In addition, the undersigned appoints such proxy to vote and act as aforesaid upon any amendments to the matters identified in the notice of meeting and on all other matters that may properly come before the meeting. Unless otherwise specified in the proxy, on any ballot that may be called in respect of the election of directors and the appointment of auditors, the shares represented by this proxy will be voted by the persons whose names are printed above FOR the election of directors and FOR the appointment of auditors.

  PLEASE NOTE:

1)
If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management.

2)
Please sign exactly as your shares are registered. If the shareholder is a corporation, a proxy shall be signed by its duly authorized officers and its corporate seal affixed thereto. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy form must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3)
A shareholder has the right to appoint a person to represent him or her at the meeting other than the persons designated above either by writing in the blank space provided the name of the person to be appointed or by completing another proper form of proxy.

4)
Please date and sign this form of proxy and return it to Valiant Trust Company, at Proxy Department, P.O. Box 34, Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if mailed; you may use the enclosed envelope for this purpose); at The Exchange Tower, 130 King Street West, Suite 710, Toronto, Canada M5X 1A9 (if delivered by hand); or at (416) 360-1646 or (855) 375-6916 (if delivered by fax); or online at https://proxy.valianttrust.com, so that it is received before 12:00 noon (Toronto time) on Wednesday, April 15, 2015; or to the chairman or secretary of the meeting for which the proxy is given before the time of voting.

Dated	, 2015

Signature of Shareholder

Name of Shareholder
(Please print clearly and ensure name matches shares' registration)

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  EXHIBIT 99.2
PROXY